OSAGE SYSTEMS GROUP, INC.
                       1661 East Camelback Road, Suite 245
                             Phoenix, Arizona 85016


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14(f)-1 THEREUNDER


                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                     IN CONNECTION WITH PENDING TRANSACTIONS

     This statement is being mailed on or about November 10, 1999 to holders of record on November 5, 1999 (the "Record Date") of shares of Common Stock, par value $.01 per share (the "Shares"), of Osage Systems Group, Inc., a Delaware corporation (the "Company"). This statement is being furnished in connection with proposed change in the majority of the board of directors of the Company as a result of two pending transactions. The first transaction involves a pending sale of the personal stock holdings of Jack Leadbeater and David Olson in a private resale transaction (the "Private Resale Transaction"). Messrs. Leadbeater and Olson are, respectively, Chairman and Chief Executive Officer, and Director, President and Secretary of the Company. The second transaction involves a planned private placement of Debenture Units by the Company (the "Private Placement Transaction") to Michael Lauer and three investment funds managed by him, Lancer Offshore, Inc., Lancer Partners, L.P. and Orbiter Fund, Ltd. (collectively, "Lancer"). The Debenture Units consist of convertible debentures and Common Stock purchase warrants. According to filings made with the Securities and Exchange Commission, Lancer is presently the beneficial owner of approximately 15% of the Company's outstanding securities. The Private Resale Transaction and the Private Placement Transaction are scheduled to close concurrently. Upon the closing thereof, Messrs. Leadbeater and Olson will resign their positions as directors and officers of the Company. Phil Carter, George Knight and Gerald Harrington have been nominated, and will be appointed as directors upon the closing. Phil Carter will become the Company's Chief Executive Officer. Mr. Carter had previously served as an officer and a director of the Company prior to his resignation on September 2, 1999. Following his resignation, Mr. Carter was appointed as the Company's interim Chief Executive Officer on October 8, 1999. Mr. Knight had previously served as a director prior to his resignation on September 3, 1999. Mr. Harrington has been nominated to serve as a director as Lancer's designee.

     As of the Record Date, there were 10,013,526 shares of the Company's Common Stock outstanding and approximately 303 stockholders of record. Based upon depository requests in connection with the distribution of its most recent proxy, the Company believes the number of beneficial owners of its Common Stock exceeds 900. Upon conversion of the debentures and exercise of the warrants to be sold by the Company pursuant to the Private Placement Transaction, the number of shares of Common Stock outstanding could increase to approximately 40,013,526.

THIS STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO PROXIES ARE BEING SOUGHT HEREBY AND STOCKHOLDERS ARE NOT BEING ASKED TO TAKE ANY ACTION IN CONNECTION HEREWITH.

Description of Private Placement Transaction

     On October 8, 1999, the Company agreed to sell and Lancer agreed to purchase a $3,000,000 principal amount 10% Convertible Subordinated Debenture (the "Debenture") and certain Common Stock purchase warrants (the "Warrants") for an aggregate purchase price of $3,000,000. The principal amount of the Debenture is payable two years from the closing date with interest payable at the rate of ten percent (10%) per annum on a quarterly basis commencing December 31, 1999. Interest may be paid in cash, or at the option of Lancer, in shares of Common Stock priced at the "Conversion Price" of the Debenture. At the option of Lancer, the Debentures are convertible into shares of the Company's Common Stock at the Conversion Price per share at any time prior to maturity, commencing once stockholder approval of this sale transaction has been obtained. However, once stockholder approval of the sale has been obtained and the shares of Common Stock issuable upon the conversion of the Debenture may be resold under an effective registration statement filed with the Securities and Exchange Commission, the Debenture shall automatically convert into shares of the Company's Common Stock at the Conversion Price. The Conversion Price shall be $.30 per share of Common Stock (reflective of a twenty (20%) percent discount to the closing bid price of the Common Stock on October 8, 1999).

     The Debentures are being privately offered as a Unit, together with Warrants that, subject to certain vesting provisions, entitle Lancer to purchase twenty million (20,000,000) shares of Common Stock of the Company. The Warrants are exercisable for Common Stock at an exercise price of $.30 per share. The Warrants consist of 5-year warrants to purchase ten million (10,000,000) shares of Common Stock of the Company (the "Long-Term Warrants") and 90-day warrants to purchase ten million (10,000,000) shares of Common Stock of the Company (the "Short-Term Warrants"). The Long-Term Warrants shall vest only once stockholder approval of the transaction is obtained. The Short-Term Warrants shall vest upon issuance, but only to the extent that the shares issuable thereunder represent less than 20% of the shares of the Company's outstanding Common Stock. The right to exercise the Short-Term Warrants for 20% or more of the Company's outstanding Common Stock is expressly conditioned upon stockholder approval. Any aggregate proceeds received by the Company prior to obtaining such stockholder approval as payment of the exercise price under the Short-Term Warrants for shares of Common Stock representing 20% or more of the Company's outstanding Common Stock will be treated as a demand loan to the Company; provided, however, that upon securing stockholder approval, the outstanding amount of any such loan will automatically convert into the right to receive shares of Common Stock under the Short-Term Warrants at $.30 per share.

     The Private Placement Transaction had been subject to certain due diligence review and other conditions precedent which have recently been either satisfied or waived. The closing of the Private Placement Transaction is scheduled to occur concurrently with the closing of the Private Resale Transaction.

     Upon the closing of the Private Placement Transaction, Lancer will have the right to exercise Short-Term Warrants for approximately 2,000,000 shares of Common Stock, resulting in Lancer beneficially owning approximately 29.1% of the number of shares of Common Stock outstanding. In the event that the stockholders approve the conversion of the Debentures and the exercise of certain Short-Term Warrants and all of the Long-Term Warrants, the number of shares of Common Stock outstanding could increase to approximately 40,013,526, and the percentage of shares of Common Stock outstanding that are beneficially owned by Lancer would increase significantly.

Description of the Private Resale Transaction

     Jack Leadbeater and David Olson, presently directors and executive officers of the Company, have agreed to sell their shares of the Company in a private resale transaction at $.30 per share. Messrs. Leadbeater and Olson presently own 664,000 and 639,000 shares of the Company's Common Stock, respectively.

     In conjunction with the Private Resale Transaction, Messrs. Leadbeater and Olson have entered into severance agreements with the Company ("Severance Agreements"), whereby they have agreed to: (i) resign as officers and directors of the Company; (ii) terminate their existing employment agreements with the Company; (iii) terminate certain Termination Benefits Agreements they have with the Company; and (iv) forfeit all of their options to purchase Common Stock of the Company. In return, the Company has agreed to provide each of Messrs. Leadbeater and Olson with severance benefits commencing on the closing date of the Private Resale Transaction until December 22, 2000 in the form of salary continuation at $17,500 per month.

     Management of the Company immediately following closing of these transactions will be undertaken by a Board of Directors consisting of Phil Carter, George Knight and Gerald Harrington. There can be no assurances, however, that the composition of the Company's Board of Directors will not change in the future, particularly following the Company's next annual meeting of its stockholders. See "OSAGE SYSTEMS GROUP, INC. BOARD OF DIRECTORS AND NOMINEES - Nominees."

            OSAGE SYSTEMS GROUP, INC. BOARD OF DIRECTORS AND NOMINEES

Current Board of Directors and Executive Officers

     The following table sets forth certain information with respect to each of the current executive officers and directors of the Company.

               Name         Age       Position
               ----         ---       --------
      Jack R. Leadbeater     44       Chairman of the Board and Chief Executive
                                      Officer

      David S. Olson         41       Director, President and Secretary

      Phil Carter            54       Interim Chief Executive Officer

     Jack R. Leadbeater

     Mr. Leadbeater became Chairman and Chief Executive Officer of the Company on December 22, 1997, the effective date of the merger between the Company and Osage Computer Group, Inc. (the "Merger"). From 1993 to 1997, Mr. Leadbeater served as President and director of Osage Computer Group, Inc. From 1987 to 1993, Mr. Leadbeater served as President of a privately held computer systems integration company. Prior to 1987, Mr. Leadbeater was employed as a regional sales manager by MAI Canada Ltd., an international manufacturer of mini-computers. Mr. Leadbeater is a graduate of the University of Manitoba, Canada with a Business/Commerce degree and a major in Marketing.

     David S. Olson

     Mr. Olson became director, President and Chief Operating Officer of the Company on the effective date of the Merger on December 22, 1997, and became Secretary of the Company on June 12, 1998. On January 5, 1999, Mr. Olson resigned as Chief Operating Officer. From 1993 to 1997, Mr. Olson served as a director and Executive Vice-President/General Manager of Osage Computer Group, Inc. From 1989 to 1993, Mr. Olson served as an Executive Vice-President of a privately held computer systems integration company. Prior to 1989, he was employed by Sun Microsystems Canada Ltd., where his responsibilities included sales as well as market development in the petroleum exploration market. Prior to joining Sun Microsystems, Mr. Olson was an Account Manager at Digital Equipment, Canada where he sold information processing technology to major national accounts in the petroleum exploration market. Mr. Olson is a graduate of the University of Calgary, Canada with a Bachelor of Science degree and a major in Computer Science.

     Phil Carter

     Mr. Carter became a director and Chief Operating Officer on January 5, 1999. He resigned as a director and officer as of September 2, 1999. As of October 8, 1999, Mr. Carter became interim Chief Executive Officer pending the closing of the Private Resale Transaction. He had served as Executive Vice President and General Manager of Operations of the Company since July 1, 1998. From 1994 until 1998, Mr. Carter owned and operated a privately held real estate sales and development company. From 1986 to 1993, Mr. Carter was President, Chief Operating Officer, and a member of the Board of Directors of Acxiom Corporation, an international database management and direct marketing company. Prior to 1986, Mr. Carter held numerous senior management and executive positions with IBM, including Branch

Manager, Regional Manager, and Director of IBM's Value Added Reseller Channel. He is a graduate of the University of Central Arkansas with a Bachelor of Science degree in Math.

Classified Board Of Directors; Removal Of Directors

     On June 12, 1998, the Company held its 1998 Annual Meeting of Stockholders (the "Meeting"). At the Meeting, the Company's Stockholders approved a number of amendments to the Company's Restated Certificate of Incorporation (the "Certificate"). Among other things, the Certificate was amended to provide for the classification of the Board of Directors of the Company into three separate classes, each to serve for 3-year terms with one class to be elected at each annual meeting of stockholders after 1998. As Class I directors, Jack R. Leadbeater and David Olson would have served until the scheduled expiration of their terms at the Company's Annual Meeting in 2001. Vacancies exist as to the Class II and Class III directors, whose terms respectively expire at the Company's Annual Meetings in 2000 and 2002. Directors may only be removed for cause and by the affirmative vote of two-thirds of the Company's stockholders entitled to vote thereon.

     The Board of Directors held 2 meetings (in person or telephonically) during 1998. Additionally, the Board of Directors took action by unanimous written consent on twenty-four (24) occasions.

     The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee is responsible for reviewing the Company's financial and accounting practices and controls and making recommendations concerning the engagement of its independent auditors. The Compensation Committee is responsible for determining the compensation of the officers and employees of the Company and administering the Company's stock option plans. As of the closing of the Private Resale Transaction, the Audit Committee and the Compensation Committee will consist of Messrs. Knight, Harrington and Carter. The Company has no nominating committee.

Directors' Compensation

     Currently, the Company has no policy with respect to the granting of fees to directors in connection with their service to the Company. However, the Company may reimburse directors for their cost of travel and lodging to attend meetings of the Board of Directors or committees thereof.

Resignation of Current Officers and Directors

     In connection with the closing of the Private Placement Transaction and Private Resale Transaction, Messrs. Leadbeater and Olson will resign their positions with the Company.

Nominees

     The following table sets forth the executive officers and directors of the Company upon the closing of the Private Placement Transaction.

           Name                Age        Position
           ----                ---        --------
     Phil Carter(1)            54         Chairman of the Board and
                                          Chief Executive Officer

     George Knight(2)          58         Director

     Gerald Harrington(2)      41         Director

------------------------------

(1)  Member of Compensation Committee.
(2)  Member of Audit Committee and Compensation Committee.

     The business experience of the new executive officers and new nominees for director are as follows:

     Phil Carter

     Mr. Carter currently serves as interim Chief Executive Officer of the Company, a position he has held since October 8, 1999 pending the closing of the Private Resale Transaction. From January 5, 1999 to September 2, 1999, Mr. Carter served as a director and Chief Operating Officer of the Company. He had served as Executive Vice President and General Manager of Operations of the Company since July 1, 1998. From 1994 until 1998, Mr. Carter owned and operated a privately held real estate sales and development company. From 1986 to 1993, Mr. Carter was President, Chief Operating Officer, and a member of the Board of Directors of Acxiom Corporation, an international database management and direct marketing company. Prior to 1986, Mr. Carter held numerous senior management and executive positions with IBM, including Branch Manager, Regional Manager, and Director of IBM's Value Added Reseller Channel. He is a graduate of the University of Central Arkansas with a Bachelor of Science degree in Math.

     George Knight

     Mr. Knight became a member of the Board of Directors during November 1998. He resigned his position as director as of September 3, 1999. Mr. Knight retired from IBM in 1995 after a 29 year career in sales and management. He held several positions in Northwest Arkansas, St. Louis, and Little Rock. Most recently, Mr. Knight was the owner of a insurance agency that was sold in 1997. Mr. Knight also serves as an independent contractor and consultant, having performed work for companies such as IBM, Acxiom, Inc. and Dillards Department Stores. He is a graduate of the University of Arkansas with a degree in Civil Engineering.

     Gerald T. Harrington

     Since February 1999, Mr. Harrington has served as a Managing Director of Capitol City Group, LLC, a Washington, D.C. and Providence, Rhode Island-based government relations firm. Mr. Harrington is also an attorney with the firm of Nadeau & Simmons, P.C. in Providence, Rhode Island, where he has concentrated his practice in municipal finance since February 1999. From 1992 to February 1999, Mr. Harrington was a partner in the law firm of

McGovern Noel & Benik, Incorporated, where his practice focused on governmental relations and financial transactions. Mr. Harrington received a Bachelors of Arts degree from Yale University in 1981 and a Juris Doctor degree from the University of Pennsylvania in 1985.

Compliance With Section 16(a) Of the Securities Exchange Act

     Based solely on its review of copies of forms filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, and written representations from certain reporting persons, the Company believes that during fiscal 1998 all reporting persons timely complied with all filing requirements applicable to them, except for certain reports, which include: (i) Forms 3 and 4 for Mr. Iorillo; (ii) a Form 4 for each of Messrs. Leadbeater, Olson, Iorillo and Glynn; and (iii) a Form 3 for each of Messrs. Carter and Knight.

                     COMPENSATION OF, AND OTHER INFORMATION
                        CONCERNING OFFICERS AND DIRECTORS

     The following table sets forth a summary of compensation paid or accrued for the fiscal years ended December 31, 1998, 1997 and 1996 by the Company to or for the benefit of the named executive officers.

                           Summary Compensation Table

                                                                                 LONG TERM COMPENSATION
                                                                   -----------------------------------------------
                                                                               AWARDS                    PAYOUTS
                                                                   -----------------------------      ------------
                                    ANNUAL COMPENSATION            RESTRICTED
NAME AND PRINCIPAL              -----------------------------        STOCK            OPTIONS/          ALL OTHER
POSITION                        YEAR    SALARY        BONUS        AWARD(S)($)         SARS(#)        COMPENSATION
------------------              ----    ------        -----        -----------        --------        ------------
JACK R. LEADBEATER              1998   $200,000      $ 70,000         --              664,000(1)        $26,295(2)
Chairman of the Board and       1997   $ 89,967      $261,463         -0-              19,057(3)            -0-
Chief Executive Officer         1996   $ 49,417      $236,335         N/A                N/A                -0-

DAVID S. OLSON                  1998   $200,000      $ 70,000         --              664,000(1)        $18,052(4)
Director and President and      1997   $ 89,967      $261,463         -0-              19,057(3)            -0-
Former Chief Operating          1996   $ 64,417      $236,335         N/A                N/A                -0-
Officer

PHIL CARTER                     1998   $ 75,000(5)      --            --              510,000(6)             --
Interim Chief Executive         1997      N/A           N/A           N/A                N/A                N/A
Officer and Former Director     1996      N/A           N/A           N/A                N/A                N/A
and Chief Operating Officer

JOHN IORILLO                    1998   $ 87,500(7)   $ 77,500         --              150,000(8)        $ 2,586(9)
Former Director and Chief       1997      N/A           N/A           N/A                N/A                -0-
Financial Officer               1996      N/A           N/A           N/A                N/A                -0-

MICHAEL G. GLYNN                1998   $200,000(10)     --            -0-               -0-             $13,200(11)
Former Director and             1997      --            --         100,000(12)        100,000(13)           -0-
Executive Vice President        1996      N/A           N/A           N/A               N/A                 N/A


----------------------------

(1) Reflects options to purchase 664,000 shares of Common Stock ("New Options") issued in exchange for the surrender of options to purchase 332,000 shares of Common Stock ("Merger Options") previously granted on December 22, 1997 as part of the December 22, 1997 merger between the Company and Osage Computer Group, Inc. (the "Merger "). The New Options have an exercise price of $4.50 per share, while the Merger Options had an exercise price of $3.00 per share. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." The New Options will be forfeited upon the closing of the Private Resale Transaction.

(2) Includes $12,795 in interest income from a loan made to the Company in 1998, and $13,500 in car payments. With respect to the loan, see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

(3) Reflects options to purchase 19,057 shares of Common Stock granted immediately following the Merger. These options will be forfeited upon the closing of the Private Placement Transaction.

(4) Includes $4,552 in interest income from a loan made to the Company in 1998, and $13,500 in car payments. With respect to the loan, see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

(5) Reflects Mr. Carter's compensation during the six month period commencing July 1, 1998, the date on which Mr. Carter was employed by Osage, based on an annual salary of $150,000.

(6) Reflects options to purchase 510,000 shares of Common Stock granted in conjunction with the commencement of employment in 1998, of which options to purchase 360,000 shares of Common Stock were forfeited by virtue of Mr. Carter's resignation on September 2, 1999. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

(7) Reflects Mr. Iorillo's compensation during 1998 commencing February 16, 1998, the date on which Mr. Iorillo was employed by Osage, based on an annual salary of $100,000.

(8) Includes options to purchase 100,000 shares of Common Stock granted in conjunction with the commencement of employment. Also includes options to purchase 50,000 shares of Common Stock granted during June 1998. All of these options were forfeited on October 15, 1999.

(9) Includes $2,396 in interest income from a loan made to the Company in 1998, and $190 in premium payments for a life insurance policy. With respect to the loan, see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

(10)     Mr. Glynn is a former director and officer of the Company.

(11)     Represents $13,200 in car payments.

(12) Includes 100,000 shares of Common Stock granted to Mr. Glynn in conjunction with his employment.

(13) Pursuant to the terms of his employment agreement, Mr. Glynn was granted options to purchase 100,000 shares of Common Stock; however, these options did not vest due to the Company's failure to achieve certain performance criteria and have since expired.

Employment Arrangements; Severance Arrangements

     The Company has employment agreements with each of Messrs. Leadbeater and Olson. Each of Messrs. Leadbeater and Olson has an annual salary of $210,000, plus annual and interim bonuses which may be awarded at the discretion of the Board of Directors. Each of Messrs. Leadbeater and Olson is employed for an initial term of three years, commencing December 1997 with successive year-to-year renewals in the event that neither they nor the Company elect to terminate the agreement after the initial term. The employment agreements of Messrs. Leadbeater and Olson contain non-competition and non-solicitation provisions which survive their actual employment for a term of one year.

     The Company had an employment agreement with Mr. Iorillo which terminated on October 15, 1999 by virtue of his resignation from the Company. The employment agreement with Mr. Iorillo provided for an annual salary of $105,000, plus annual and interim bonuses at the discretion of the Board of Directors. Mr. Iorillo was employed for an initial term of one year commencing February 1998, with successive year-to-year renewals in the event that the agreement was not earlier terminated. Mr. Iorillo was granted options to purchase 100,000 shares of the Common Stock of the Company in connection with his employment with the Company.

     In conjunction with the closing of the Private Resale Transaction and the Private Placement Transaction, the Company has agreed to enter into severance arrangements with Messrs. Leadbeater and Olson. In addition, the Company has entered into a severance arrangement with Mr. Iorillo effective as of October 15, 1999. Each of the severance arrangements with Messrs. Leadbeater, Olson and Iorillo provides for the termination of their respective employment agreements and the termination benefits agreements with the Company. Each agreement further provides for severance benefits commencing on the closing date in the form of salary continuation at $17,500 per month for Messrs. Leadbeater and Olson commencing as of the closing date until December 22, 2000, and $8,750 per month for Mr. Iorillo, commencing October 18, 1999 until March 31, 2000, reimbursement of reasonable business expenses through their respective resignation dates and repayment of certain outstanding shareholder loans extended to the Company in the amount of $83,488.44 to Mr. Leadbeater, $7,748.36 to Mr. Olson and $10,000 (plus accrued interest) to Mr. Iorillo, payable upon the terms set forth in their respective agreements. Mr. Iorillo will also receive accrued wages in the amount of $15,000. The Company also agreed to provide directors and officers insurance coverage for Messrs. Leadbeater, Olson and Iorillo for a period of one year from the closing date. Messrs. Leadbeater and Olson will surrender and forfeit all rights to any options held as of the closing date. Mr. Iorillo surrendered and forfeited all rights to any options held as of October 15, 1999, the effective date of his resignation. The agreements of Messrs. Leadbeater and Olson contain covenants not to compete for three months after the closing date and covenants not to solicit the Company's employees or customers until after December 22, 2000, for which the Company will pay lump-sum payments on the closing date to Mr. Leadbeater and Mr. Olson of $159,360 and $153,360, respectively. The agreements also contain mutual releases of the Company and each of Messrs. Leadbeater, Olson and Iorillo.

     The Company had an employment letter of understanding with Mr. Carter, which terminated upon Mr. Carter's resignation on September 2, 1999. The letter of understanding provided for an annual salary of $150,000 plus a performance-based bonus of up to $150,000 per year, as well as an initial three-year term, commencing July 1, 1998. In conjunction with his previous employment by the Company, Mr. Carter was granted options to purchase 510,000 shares of Common Stock of the Company. By virtue of Mr. Carter's subsequent resignation from the Company on September 2, 1999, options to purchase 360,000 shares of Common Stock were forfeited. See "Summary Compensation Table." Mr. Carter is currently an at-will employee of the Company with an annual salary of $175,000.

Stock Options

     1993 Stock Option Plan

     The Company's Amended and Restated 1993 Stock Option Plan, as amended (the "1993 Option Plan") covers 5,000,000 shares of the Company's Common Stock. Under its terms, officers, directors, key employees and consultants of the Company are eligible to receive incentive stock options within the meaning of Section 422 of the Internal Revenue Code, as well as non-qualified stock options. The 1993 Option Plan is administered by the Board of Directors or a committee designated by the Board of Directors. Incentive stock options, as well as non-qualified stock options, granted under the 1993 Option Plan are exercisable for a period of up to 10 years from the date of grant and at an exercise price that is not less than the fair market value of the Common Stock on the date of the grant. The term of an incentive stock option granted under the 1993 Option Plan to a stockholder owning more than 10% of the outstanding Common Stock may not exceed five years and the exercise price of an incentive stock option granted to such stockholder may not be less than 110% of the fair market value of the Common Stock on the date of the grant. As of October 15, 1999, options to purchase 1,291,521 shares of the Company's Common Stock were outstanding under the 1993 Option Plan.

     Additional Stock Options

     In addition to the options covered by the 1993 Option Plan, the Company has also issued options to purchase 1,600,000 shares of the Company's Common Stock to the former shareholders of Osage Computer Group, Inc. in exchange for the surrender by such shareholders of options to purchase 800,000 shares of its Common Stock previously granted on December 22, 1997 in connection with the Company's acquisition of Osage Computer Group, Inc. These options vested upon grant, are subject to an exercise price of $4.50 and expire if not exercised by December 19, 2003. The options they replaced were subject to an exercise price of $3.00 per share, vested based upon the Company achieving certain operating results and expired on December 19, 2003.

     During 1998, options to purchase an additional 698,114 shares were issued to certain directors and officers at exercise prices between $3.00 to $4.50. These include options to purchase 510,000 shares of the Company's Common Stock granted to Phil Carter upon his employment by the Company effective as of June 10, 1998. These options have an exercise price of $4.50 per share and were subject to periodic vesting provisions. Of the options granted to Mr. Carter, options to purchase 150,000 shares of Common Stock vested on December 31,

1998 and options to purchase 360,000 shares of Common Stock were forfeited upon Mr. Carter's resignation from the Company on September 2, 1999. The options granted during 1998 also include options to purchase 100,000 shares of the Company's Common Stock granted to John Iorillo during February 1998 at an exercise price of $5.00 per share. On June 10, 1998, the Company agreed to amend these options to: (i) eliminate delayed vesting provisions; and (ii) reduce the exercise price of these options to $4.50 per share, and at the same time, granted Mr. Iorillo additional options to purchase 50,000 shares of the Company's Common Stock through December 19, 2003 at an exercise price of $4.50 per share. All options granted to Mr. Iorillo were forfeited upon the effective date of his resignation from the Company on October 15, 1999.

     Surrender of Options

     In connection with their severance arrangements, Messrs. Leadbeater, Olson and Iorillo have agreed to surrender and forfeit all of their respective options.

     1999 Employee Stock Purchase Plan

     In June 1999, the stockholders approved the adoption of the Company's 1999 Employee Stock Purchase Plan. The plan covers 1,000,000 shares of the Company's Common Stock. Under its terms, employees, including officers and directors of the Company, are eligible to purchase shares of the Company's Common Stock, up to 10% of the participant's compensation (not to exceed $25,000 in fair market value) in any given year, through accumulated payroll deductions. Purchases may be made four times per year at a price equal to the lesser of (i) 85% of the closing price of the Company's Common Stock reported on the American Stock Exchange ("AMEX") on the first business day of the offering period and (ii) 85% of the closing price of the Company's Common Stock reported on AMEX on the last business day of the offering period. As of October 15, 1999, 69,943 shares of the Company's Common Stock have been purchased by plan participants.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                             ------------------------------
                                    Individual Grants
                             ------------------------------
                              Number of         % of Total
                             Securities        Options/SARs       Exercise
                             Underlying         Granted to           or
                             Option/SARs       Employees in      Base Price         Expiration
Name                         Granted(#)         Fiscal Year        ($/Sh)              Date
----                         -----------       ------------      ----------         ----------
Jack R. Leadbeater           664,000(1)            24.2%            $4.50        December 19, 2003
David S. Olson               664,000(1)            24.2%            $4.50        December 19, 2003
Phil Carter                  510,000(2)            18.6%            $4.50            June 10, 2003
John Iorillo                 150,000(3)             5.5%            $4.50        December 19, 2003


------------------------

(1) All of these options will be forfeited upon the closing of the Private Resale Transaction.

(2) All of these options were forfeited on September 2, 1999, the date of Mr. Carter's resignation as Chief Operating Officer of the Company.

(3) All of these options were forfeited on October 15, 1999, the effective date of Mr. Iorillo's resignation.

               OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES


                                                                  Number of Securities
                                                                 Underlying Unexercised     Value of Unexercised
                                                                     Options/SARs               In-the-Money
                                                                     at FY-End (#)            Options/SARs at
                               Shares                                   Shares                  FY-End ($)
                            Acquired on                               Exercisable/              Exercisable/
Name                        Exercise(#)      Value Realized ($)      Unexercisable            Unexercisable(1)
----                        -----------      ------------------  ----------------------     ---------------------
Jack R. Leadbeater              -0-                 -0-           (E) 683,057(2)/(U)0       (E)$797,025/(U)$0

Phil Carter                     -0-                 -0-           (E)150,000/               (E)$168,750/(U)$405,000
                                                                  (U)360,000(3)

David S. Olson                  -0-                 -0-           (E)683,057(2)/(U)0        (E)$797,025/(U)$0

John Iorillo                    -0-                 -0-           (E)150,000(4)/(U)0        (E)$168,750/(U)$0

Michael G. Glynn                -0-                 -0-           (E)0/(U)0                 (E)$0/(U)$0


------------------------
(1) Based upon $5.625, the high bid price (per share) of the Company's Common Stock on the last reported trading date during the year ended December 31, 1998 as reported on the American Stock Exchange.

(2) All of these options shall be forfeited upon the closing of the Private Resale Transaction.

(3) The options to purchase 360,000 shares of Common Stock were forfeited on September 2, 1999.

(4) All of these options were forfeited on October 15, 1999.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Arrangements; Severance Arrangements

     The Company has employment agreements with Messrs. Leadbeater and Olson. In conjunction with the closing of the Securities Purchase Agreement, the Company has entered into severance arrangements with Messrs. Leadbeater and Olson. The Company had an employment agreement with Mr. Iorillo which terminated on October 15, 1999 by virtue of the severance agreement entered into between the Company and Mr. Iorillo as of October 8, 1999. The Company also had an employment letter of understanding with Mr. Carter, the terms of which included the grant of options to purchase 510,000 shares of Common Stock. Of these options granted to Mr. Carter, 360,000 were forfeited.

Restructure of Consideration Paid in the Merger with Osage Computer Group, Inc.

     On June 12, 1998, the Company issued New Options to purchase 1.6 million shares of its Common Stock to the former shareholders of Osage Computer Group, Inc. in exchange for the surrender by such shareholders of the 800,000 Merger Options and the waiver by such shareholders of all rights to upward adjustment with respect to 900,000 shares of Common Stock originally received on December 22, 1997, in conjunction with the Company's acquisition of Osage Computer Group, Inc. Mr. Leadbeater and Mr. Olson each received 664,000 New Options in exchange for the surrender of 332,000 Merger Options.

     The New Options are subject to an exercise price of $4.50 per share and expire on December 19, 2003. They replace the Merger Options which had an exercise price of $3.00 per share (or lower based upon the average of the closing bid and ask prices of the shares for the 15 trading days prior to the date any segment of the Merger Options vest) and also expired on December 19, 2003. The Merger Options, however, only vested once the Company's earnings achieved certain agreed upon levels, and were contingent upon the holder's continued employment with the Company.

     The New Options were granted to replace the Merger Options in order, among other things, to avoid the potential compensation expense associated with vesting of the Merger Options when and if the Company achieved its earning targets in the future.

     As a result of the Company's issuance of the New Options and the adoption of a classified board of directors in June 1998, the former shareholders of Osage Computer Group, Inc. further agreed to convert all of their shares of Series B $3.00 Convertible Preferred Stock received in conjunction with the Company's acquisition of Osage Computer Group, Inc. Holders of the Series B Shares had been entitled to certain voting rights with respect to the election of directors. All of the Series B Shares have been converted.

     In connection with the severance arrangements to be entered into upon the closing of the Securities Purchase Agreement and the Private Resale Transaction, Messrs. Leadbeater and Olson have agreed to surrender and forfeit all 1,328,000 New Options received by them.

Options Granted to Management

     During December 1997, the Company granted options to purchase 19,057 shares of its Common Stock to each of Jack Leadbeater and David Olson. The options permit the purchase of additional shares of Common Stock at $3.00 per share through December 19, 2000.

     During September 1999, the Company granted options to purchase 116,943 shares of its Common Stock to Jack Leadbeater. The options permit the purchase of additional shares of Common Stock at $1.437 per share.

     Effective with his employment by the Company as of June 10, 1998, the Company granted Phil Carter options to purchase 510,000 shares of the Company's Common Stock through June 10, 2003 at an exercise price of $4.50 per share. The options vested periodically provided Mr. Carter remained employed by the Company through December 31, 2000. On September 2, 1999, Mr. Carter resigned as Chief Operating Officer of the Company, resulting in the forfeiture of options to purchase 360,000 shares of Common Stock which had not vested at that time.

     In conjunction with his employment by the Company, during February 1998, the Company granted John Iorillo options to purchase 100,000 shares of the Company's Common Stock through June 10, 2003 at an exercise price of $5.00. On June 10, 1998, the Company agreed to amend these options to: (i) eliminate delayed vesting provisions; and (ii) reduce the exercise price of these options to $4.50 per share, and at the same time, granted Mr. Iorillo additional options to purchase 50,000 shares of the Company's Common Stock through December 19, 2003 at an exercise price of $4.50 per share.

     In connection with their severance arrangements, Messrs. Leadbeater, Olson and Iorillo have agreed to surrender and forfeit all of their respective options.

     On December 4, 1998, the Company entered into an Investment Banking Agreement with American Maple Leaf Financial Corp. ("AMLF") for financial advisory and acquisition services. Andrew Panzo, a director of the Company until June 1999, was also the Managing Director of AMLF as of December 4, 1998. In consideration for such services, the Company granted AMLF a warrant to purchase 50,000 shares of Common Stock at an exercise price of $4.75 per share. 25,000 of the warrants vested on December 4, 1998, and 25,000 warrants vested on March 4, 1999. The warrants expire on December 4, 2000. Pursuant to the terms of the Investment Banking Agreement, the Company further agreed to pay AMLF a monthly fee and additional compensation in the form of cash or warrants in the event that the Company consummates certain financing transactions or acquisitions with third parties introduced to it by AMLF. The Company's arrangements with AMLF have expired.

Loan to Company to Complete Acquisition

     The systems integration business of IntraNet Solutions, Inc. ("IntraNet") was acquired by the Company on October 15, 1998 for a purchase price of $1,535,000. $740,000 of the purchase price was paid in cash at the closing; the balance was reflected by a promissory note due within ninety (90) days (the "IntraNet Note"). In order to facilitate the IntraNet acquisition, Jack
Leadbeater: (i) pledged certain of his personal stock holdings in order to guarantee the IntraNet Note, and (ii) together with David Olson and John Iorillo, loaned $740,000 to the Company (the "Shareholder Loan") to satisfy the cash component of the purchase price. Together with a commitment fee of $183,000, the principal of the Shareholder Loan of $923,000 is payable, together with interest at the rate of ten (10%) percent per annum, at the earlier of: (i) a six month period commencing January 15, 1999; or (ii) out of the proceeds of any earlier financing transaction completed by the Company. Through October 15, 1999, $821,763 of the Shareholder Loan had been repaid by the Company. In connection with the transactions, the Board of Directors concluded that the terms of the Shareholder Loan were more favorable to the Company than other financing proposals received at the time. In connection with the severance arrangements with Messrs. Leadbeater, Olson and Iorillo, the balance of the Shareholder Loan will be repaid.

Termination Benefits Agreements

     The Company entered into Termination Benefits Agreements with each of Messrs. Leadbeater and Olson effective June 12, 1998, and with Mr. Iorillo effective December 1998, pursuant to which they are entitled to certain benefits if, after the occurrence of a Change in Control of the Company (as such term is defined therein), the Company terminates their employment other than for cause or Messrs. Leadbeater, Olson or Iorillo, as the case may be, voluntarily terminates his employment for "good reason" (including, among other things, a reduction in salary, material reduction in benefits, or a change in title, reporting responsibilities or office location requiring relocation). Corresponding amendments were made to the Employment Agreements of Messrs. Leadbeater, Olson and Iorillo. In connection with the severance arrangements with Messrs. Leadbeater, Olson and Iorillo, the Termination Benefits Agreements of Messrs. Leadbeater and Olson will be terminated upon the closing of the Private Resale Transaction, and the Termination Benefits Agreement of Mr. Iorillo terminated on October 15, 1999

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

     The following table sets forth, as of November 1, 1999, information with respect to the securities holdings of all persons which the Company, pursuant to filings with the Securities and Exchange Commission, has reason to believe may be deemed the beneficial owners of more than five percent (5%) of the Company's outstanding Common Stock. Also set forth in the table is the beneficial ownership of all shares of the Company's outstanding stock, as of such date, of all officers and directors, individually and as a group.

                                              Ownership Before Closing                  Ownership After Closing
                                         ----------------------------------    ------------------------------------------
                                            Shares Owned     Percentage of        Shares Owned         Percentage of
                                          Beneficially and    Outstanding       Beneficially and        Outstanding
Name and Address                            of Record (1)        Shares          of Record (1)            Shares
----------------                         ----------------------------------    ----------------------  ------------------
Jack R. Leadbeater                         1,464,000(2)          13.5%                    100(8)           (*)
1661 East Camelback Road, Suite 245
Phoenix, AZ 85016

David S. Olson                             1,322,137(3)          12.4%                    100(8)           (*)
1661 East Camelback Road, Suite 245
Phoenix, AZ 85016

Phil Carter                                  153,200(4)           1.5%                153,200(9)          1.5%
61 East Camelback Road, Suite 245
Phoenix, AZ 85016

George Knight                                  3,000               (*)                  3,000              (*)
1706 Alton Drive
Fayetteville, AR 72701

Gerald T. Harrington(5)                            0                0%                      0               0%
80 Hazael Street
Providence, RI 02908

Lancer Offshore, Inc.                        820,000(6)           8.2%              2,155,136(10)        19.0%
Kaya Flamboyan 9
Curacao, Netherland Antilles

Lancer Partners, LP                          470,000(6)           4.7%                803,783(11)         7.8%
375 Park Avenue, Suite 2006
New York, NY 10152

Michael Lauer                              1,500,000(7)          15.0%              3,502,705(12)        29.1%
375 Park Avenue, Suite 2006
New York, NY  10152

All Directors and Officers as a group      2,939,333             25.2%                156,200             1.5%
(3 persons before the closing; 3
persons after the closing)


---------------------

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Securities Exchange Act of 1934, and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within 60 days through the exercise of options, or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 10,013,526 shares of Common Stock outstanding as of November 1, 1999.

(2) Includes 664,100 shares of Common Stock and 800,000 shares issuable upon the exercise of vested stock options.

(3) Includes 639,100 shares of Common Stock and 683,037 shares issuable upon the exercise of vested stock options.

(4) Includes 3,200 shares of Common Stock and 150,000 shares issuable upon the exercises of vested stock options.

(5) Mr. Harrington has agreed to join the Board of Directors upon the closing of the Securities Purchase Agreement.

(6) The beneficial ownership of these shares is also attributed to Michael Lauer. See Footnote No. 7.

(7) Includes direct ownership of 40,000 shares and investment control of 1,460,000 shares through Mr. Lauer's role as Managing Member of Lancer Management Group LLC which is the Manager of Lancer Offshore, Inc. (820,000 shares) and Lancer Voyager Fund (170,000 shares), and Lancer Management Group, II, which is the Manager of Lancer Partners, L.P. (470,000 shares). Mr. Lauer acts as Investment Manager of each of these funds.

(8) Messrs. Leadbeater and Olson have agreed to sell all but 100 shares of Common Stock owned by them, surrender all of their stock options and resign upon the closing of the Private Resale Transaction.

(9) Mr. Carter will continue to serve as director and will commence service as Chief Executive Officer as of the closing of the Private Resale Transaction.

(10) Includes 820,000 shares of Common Stock. Also includes approximately 1,335,136 shares issuable upon the exercise of Short-Term Warrants that will vest upon the closing of the Private Placement Transaction. Does not include Short-Term Warrants to purchase approximately 5,331,531 shares, Long-Term Warrants to purchase 6,666,667 shares, or Debentures convertible into 6,666,667 shares, none of which will vest until the Company's stockholders approve the exercise of these Warrants and the conversion of the Debentures.

(11) Includes 470,000 shares of Common Stock. Also includes approximately 333,783 shares issuable upon the exercise of Short-Term Warrants that will vest upon the closing of the Private Placement Transaction. Does not include Short-Term Warrants to purchase approximately 1,332,882 shares, Long-Term Warrants to purchase 1,666,666 shares, or Debentures convertible into 1,666,666 shares, none of which will vest until the Company's stockholders approve the exercise of these Warrants and the conversion of the Debentures.

(12) Includes direct ownership of 40,000 shares and investment control of 1,460,000 shares through Mr. Lauer's role as Managing Member of Lancer Management Group LLC, which is the Manager of Lancer Offshore, Inc. (820,000 shares) and Lancer Voyager Fund (170,000 shares), and Lancer Management Group, II, which is the Manager of Lancer Partners, L.P. (470,000 shares). Mr. Lauer acts as Investment Manager of each of these funds. Also includes approximately 2,002,705 shares issuable upon the exercise of certain Short-Term Warrants that will vest upon the closing of the Private Placement Transaction, of which 166,895 will be directly owned by Mr. Lauer, with the remainder owned by the following funds managed by Mr. Lauer: Lancer Offshore, Inc. (1,335,136), Lancer Partners, L.P. (333,783), and Orbiter Fund, Ltd. (166,891). Does not include the Debentures and exercise of certain Warrants that will not vest until the Company's stockholders approve the conversion of the Debentures and the exercise of these Warrants, which instruments will be owned of record either by Michael Lauer or funds managed by Mr. Lauer, as follows: Short-Term Warrants to purchase an aggregate of approximately 7,997,295 shares (of which 5,331,531 will be in the name of Lancer Offshore, Inc., 1,332,882 will in the name of Lancer Partners, L.P., 666,441 will be in the name of Michael Lauer and 666,441 will be in the name of Orbiter Fund, Ltd.), Long-Term Warrants to purchase an aggregate 10,000,000 shares (of which 6,666,667 will be in the name of Lancer Offshore, Inc., 1,666,666 will be in the name of Lancer Partners, L.P., 833,334 will be in the name of Michael Lauer and 833,333 will be in the name of Orbiter Fund, Ltd.), or Debentures convertible into 10,000,000 shares (of which 6,666,667 will be in the name of Lancer Offshore, Inc., 1,666,666 will be in the name of Lancer Partners, L.P., 833,334 will be in the name of Michael Lauer and 833,333 will be in the name of Orbiter Fund, Ltd.).

 (*)     Less than 1%.